Concordia International Corp.
(the "Corporation")

FORM OF PROXY ("PROXY")

Annual General and Special Meeting
June 19, 2018, 11:00 a.m. EST
Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400,
Toronto, Ontario
(the "Meeting")

RECORD DATE:	May 9, 2018
CONTROL NUMBER:	
SEQUENCE #:	
FILING DEADLINE FOR PROXY:	June 15, 2018, 5:00 p.m. EST

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Francesco Tallarico, Chief Legal Officer and Secretary of the Corporation, whom failing David Price, Chief Financial Officer of the Corporation (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) Doug Deeth	☐	☐
b) Rochelle Fuhrmann	☐	☐
c) Itzhak Krinsky	☐	☐
d) Jordan Kupinsky	☐	☐
e) Patrick Vink	☐	☐
f) Francis (Frank) I. Perier, Jr.	☐	☐

2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Continuance Resolution	FOR	AGAINST
The approval of a special resolution, the full text of which is set forth in Appendix C of the accompanying management information circular of the Corporation dated May 15, 2018, approving the continuance of the Corporation into the federal jurisdiction of Canada under the Canada Business Corporations Act.	☐	☐

4. Shareholders' Arrangement Resolution	FOR	AGAINST
The approval of a special resolution, the full text of which is set forth in Appendix C of the accompanying management information circular of the Corporation dated May 15, 2018 (the "Information Circular"), approving a plan of arrangement under Section 192 of the Canada Business Corporations Act, as more particularly described in the Information Circular.	☐	☐

5. Shareholders' TSX MIP Resolution	FOR	AGAINST
The approval of an ordinary resolution, the full text of which is set forth in Appendix C of the accompanying management information circular of the Corporation dated May 15, 2018 (the "Information Circular"), approving a management incentive plan, as more particularly described in the Information Circular.	☐	☐

6. Registered Office Resolution	FOR	AGAINST
The approval of a special resolution, the full text of which is set forth in Appendix C of the accompanying management information circular of the Corporation dated May 15, 2018, approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME

Signature of registered owner(s) Date (MM/DD/YYYY)

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a security holder of the Corporation.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tsxtrust.com/investorinsite

Click on, "Register Online Now" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Corporation and as such request the following:

☐ Annual Financial Statements with MD&A

☐ Interim Financial Statements with MD&A

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

Concordia International Corp.
2018

www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL